

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1 2001 (MM/DD/YY) AND ENDING DECEMBER 31 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CONSERVATIVE FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 EAST COLUMBIA
(No. and Street)



FARMINGTON (City) MO (State) 63640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM SHARP 573-756-8971
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROUCH, FARLEY AND HEURING PC
(Name — *if individual, state last, first, middle name*)

PO BOX 599 (Address) FARMINGTON (City) MO (State) 63640 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM SHARP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSERVATIVE FINANCIAL SERVICES INC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public



SUSAN M. EVANS
NOTARY PUBLIC
NOTARY SEAL STATE OF MISSOURI
ST. FRANCOIS COUNTY
My Commission Expires on 9-11-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSERVATIVE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001


RECEIVED
FEB 14 2002

CROUCH, FARLEY & HEURING, PC

Certified Public Accountants

JOHN R. CROUCH, CPA
MARION R. FARLEY, CPA
TERRY L. HEURING, CPA, CMA, CFM

LAUREL A. SUNDHAUSEN, CPA
SHARON S. AMSDEN, CPA

SUSAN A. FREED, CPA
MICHAEL P. O'SHEA, CPA
CLINTON T. MINX, CPA
ANITA STRICKLIN, CPA



Financial Measurement, Analysis
And Communication

Stockholder
Conservative Financial Services, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Conservative Financial Services, Inc. (a wholly owned subsidiary of First State Bancshares, Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Conservative Financial Services, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Farmington, Missouri
January 23, 2002

Crouch, Farley & Heuring, P.C.

P.O. Box 599 119 North Henry Farmington, MO 63640
Telephone 573-756-8961 800-293-8961 Fax: 573-756-3972
www.crouchcpa.org - E-Mail: cfhcpa@swbell.net

CONSERVATIVE FINANCIAL SERVICES, INC.
FARMINGTON, MISSOURI 63640
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	240,898.29
Cash Deposit with Clearing Organization		10,000.00
Commission Receivable		4,200.00
Receivable from Clearing Organization		16,544.39
Life Insurance Policy Net Surrender Value		23,135.65
Land and Building		342,912.20
Less Accumulated Depreciation		(65,414.03)
Furniture and Equipment		123,324.78
Less Accumulated Depreciation		(74,054.24)
Prepaid Expenses and Leases		60,971.68
Notes Receivable - Officers		81,600.00
Total Assets	$	764,118.72

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities:		
Accrued Expenses	$	12,760.00
Total Liabilities	$	12,760.00
Stockholder Equity		
Common Stock (250,000 $1.00 par value Shares Authorized; 100,000 Shares Issued and Outstanding)	$	100,000.00
Additional Paid in Capital		315,000.00
Retained Earnings		336,358.72
Total Stockholder Equity	$	751,358.72
Total Liabilities and Stockholder Equity	$	764,118.72

The accompanying notes are an integral part of the financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.
FARMINGTON, MISSOURI 63640
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

I. Nature of Operations and Significant Accounting Policies

(a) The Company is a fully disclosed broker in stock and security investments with its client base in central and southeast Missouri.

(b) The Company operates under the accrual basis of accounting whereby revenues are recognized as they are earned and expenses as they are incurred.

(c) Deferred income taxes are immaterial and are not reflected on the financial statements.

(d) All fixed assets are recorded at cost. Maintenance and repairs on these assets are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation expense for the period ended December 31, 2001 was $13,150.10. Depreciation is provided on a straight-line basis using the estimated useful life of the asset.

(e) For the purpose of reporting cash flows, cash includes all demand accounts.

(f) Generally accepted accounting principles require the Company's management to estimate some amounts in the financial statements. Because of normal business uncertainties actual amounts could differ.

(g) The Company maintains cash balances at one financial institution in southeast Missouri. Accounts at that financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured deposits at December 31, 2001 totaled $128,872.21.

(h) Prepaid loan fees were being amortized using straight-line amortization over a 180 month period. The loan was paid during 2001 and the remaining loan fees were amortized in full. Prepaid auto lease fees are being amortized using straight-line amortization over a 36-month period. Amortization expense for the period ended December 31, 2001 was $2,503.68.

(i) Advertising costs are expensed as incurred. Advertising expense for the period ended December 31, 2001 was $35,375.85.

II. Receivable From and Deposits With Clearing Broker

A fully disclosed broker is one that initiates a security transaction and then forwards the buy or sell order to a clearing broker who then completes the transaction for the client. The clearing broker records all trades and pays the Company each month for the commission earned on trades less the appropriate clearing fees. The amount owed to the Company by the clearing broker at December 31, 2001 was $16,544.39 and is shown as a receivable.

The clearing broker requires a cash deposit of $10,000 to insure payments of the clearing fees.

III. Ownership

On June 20, 2001 all outstanding common stock was purchased from William Sharp by First State Bancshares, Inc. The Company is now a wholly owned subsidiary of First State Bancshares, Inc.

IV. Related Party Transactions

During the period ended December 31, 2001, the following transactions between the Company and its' officers occurred:

(a) The Company has advanced William Sharp, an officer of the company, an insurance premium loan under a split dollar life insurance arrangement. This is a zero interest loan payable on demand. Bill Sharp has executed a collateral assignment agreement that provides that the corporation will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the happening of specific events. Cumulative advances under this arrangement total $60,000 as of December 31, 2001.

(b) The Company has entered into a similar insurance premium loan arrangement with Sue Evans, an officer of the Company. Cumulative advances for Sue Evans total $21,600 as of December 31, 2001.

The Company occupies office space inside various First State Community Bank locations, another wholly owned subsidiary of First State Bancshares, Inc. Rent is being charged to the Company on these facilities at a reduced rate. The effect of this related party transaction on the financial statements is undeterminable.

The Company received $315,000 from its parent during the period ended December 31, 2001. This was considered an investment in subsidiary by the parent. The Company recorded this as additional paid in capital. There has been no additional stock issued. There are no repayment terms of principal or interest.

V. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company must maintain a minimum net capital balance of $50,000 as determined by the Securities and Exchange Commission. The net capital rule also provides that capital cannot be withdrawn or decreased if the resulting net capital would be less than six and two-thirds percent of aggregate indebtedness items. At December 31, 2001, Company net capital was 2,208 percent of aggregate indebtedness items. Net capital in excess of the minimum required was $231,779.

Net capital and the related percentage may fluctuate on a daily basis.

As a result of the acquisition of 100 percent of the Company's outstanding stock by First State Bancshares, Inc. (See Note III), certain entries were posted to the Company's books as of the acquisition date. These entries were made for internal accounting purposes only and caused (1) the unallowable assets amount on the December 31, 2001 FOCUS report to be overstated and (2) the allowable credits amount on the December 31, 2001 FOCUS report to be understated. The entries were reversed after the FOCUS report was filed in order to present financial information in accordance with generally accepted accounting principles.

The effects of the entries and their reversals are shown on the statement "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation With Company's Computation." (pages 12 and 13)

VII. Cash Value of Life Insurance

The Company owns and is the beneficiary of a $100,000 whole life insurance policy on its President, William Sharp. The net surrender value of the policy at December 31, 2001 was $23,135.65.

VIII. Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). Under the SIMPLE plan, employees may make elective contributions of up to $6,500 for the calendar year 2001. The Company will make a matching contribution equal to the employee's contribution up to a limit of 3% of the employee's compensation for the calendar year. Company contributions totaled $5,016.33 for the period ended December 31, 2001.